Exhibit 3.1

ARTICLES OF AMENDMENT
TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF

GLATFELTER CORPORATION

Article I of the Amended and Restated Articles of Incorporation is hereby amended and restated in its entirety as follows:

“ARTICLE I

The name of the corporation is

MAGNERA CORPORATION”

Section 1 of Article V of the Amended and Restated Articles of Incorporation is hereby amended and restated in its entirety as follows:

“1. The aggregate number of shares which the corporation (hereinafter referred to as the “Company”) has authority to issue is 240,040,000 shares divided into two classes consisting of (a) 40,000 shares of Preferred Stock of the par value of $50 each; and (b) 240,000,000 shares of Common Stock of the par value of $0.01 each.

Upon the effective time (the “Effective Time”) of the Articles of Amendment effecting the adoption of the authorized capital set forth in the immediately preceding sentence, each thirteen (13) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without further action on the part of the Company or any holder thereof, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable share of Common Stock of the par value of $0.01 per share, subject to the treatment of fractional share interests as described below. The reclassification of the Common Stock pursuant to the Articles of Amendment will be deemed to occur at the Effective Time.

From and after the Effective Time, certificates representing Common Stock prior to such reclassification shall represent the number of shares of Common Stock into which such Common Stock prior to such reclassification shall have been reclassified pursuant to the Articles of Amendment. No fractional shares shall be issued upon the effectiveness of the Articles of Amendment and, in lieu thereof, the corporation’s transfer agent shall aggregate all fractional shares and sell them as soon as practicable after the Effective Time at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share, and after the transfer agent’s completion of such sale, shareholders shall receive a cash payment from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale.

Any or all classes and series of shares, or any part thereof, may be represented by certificates or may be uncertificated shares, provided, however, that any shares represented by a certificate that are issued and outstanding shall continue to be represented thereby until the certificate is surrendered to the Company. The rights and obligations of the holders of shares represented by certificates and the rights and obligations of the holders of uncertificated shares of the same class and series shall be identical.”

Except as set forth in these Articles of Amendment, the Amended and Restated Articles of Incorporation remain in full force and effect.

[Remainder of Page Intentionally Blank]